UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant:

Titan International, Inc.

2.	Name of Person Relying on Exemption:

California State Teachers’ Retirement System

3.	Address of Person Relying on the Exemption:

100 Waterfront Place, MS 04
West Sacramento, California 95605

4.	Written Material. The following written materials are attached:

Open letter to stockholders dated May 18, 2015.

(Written material follows on next page)

California State Teachers’
Retirement System
Anne Sheehan
100 Waterfront Place, MS-04
West Sacramento, CA  95605-2807

May 18, 2015

Dear Fellow Titan International Stockholder,

We are writing to urge stockholders to vote “FOR” proposal #5 -  a stockholder proposal regarding declassifying the board of directors (the “Board”) of Titan International, Inc. (“Titan”) at Titan’s Annual Meeting of Stockholders on June 4, 2015.

The California State Teachers’ Retirement System (CalSTRS) is the largest educator-only pension fund in the world and currently manages over $191 billion in assets.  CalSTRS is a long-term oriented investor, and has been an investor in Titan since 2005.

VOTE FOR PROPOSAL #5 TO DECLASSIFY THE BOARD AT TITAN

CalSTRS believes that good corporate governance practices, and the accountability they impose, are closely related to long-term financial performance.  It is intuitive that when directors are accountable for their actions, they perform better. A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance, see “What Matters in Corporate Governance?” Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 04/2009). CalSTRS also believes that stockholders are willing to pay a premium for corporations with excellent corporate governance. If Titan were to take steps necessary to declassify its Board, it would be a strong statement that Titan is committed to good corporate governance and its long-term financial performance.

POOR LONG-TERM PERFORMANCE

Titan has underperformed its peer group and the market, and we believe that greater board accountability will facilitate better performance going forward.

	ROIC		EBITDA Margin
Period (LTM 3-31-2015)	Titan	Peer Group	Titan	Peer Group
One Year	-1.7%	10.1%	2.9%	12.7%
Three Year	5.2%	10.4%	8.0%	13.5%
Five Year	5.8%	9.7%	8.5%	13.2%

(*) Peer Group as defined by Titan  (see Titan Compensation Discussion and Analysis 2015 Proxy Statement)
Median Peer Group performance represented
Source: Capital IQ (LTM data end date may be 12-31-14 or 3-31-15 depending on availability)

	TSR
Period (Ending 3-31-2015)	Titan	Peer Group	Relative Performance	Russell 2000	Relative Performance
One Year	-50.6%	-2.5%	-48.1%	8.2%	-58.8%
Three Year	-60.3%	36.7%	-97.0%	57.2%	-117.5%
Five Year	7.9%	93.4%	-85.5%	97.4%	-89.5%

(*) Peer Group as defined by Titan  (see Titan Compensation Discussion and Analysis 2015 Proxy Statement)
Source: Capital IQ

We urge you to support good governance and accountability by voting FOR proposal #5 to declassify the Board at Titan.

Thank you for your support,

Anne Sheehan
Director of Corporate Governance
California State Teachers’ Retirement System

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card but return it to the proxy-voting agent in the envelope that was or will be provided to you. CalSTRS is not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS’ opinion and to give you valuable decision-making information when you review your stockholder proxy for the 2015 annual meeting of stockholders of Titan International, Inc.